                                 SCHEDULE 13D

                                (Rule 13d-101)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
              Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                   Under the Securities Exchange Act of 1934
                             (Amendment No.  2  )*
                                           -----


                           Hines Horticulture, Inc.
                 ---------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
              ---------------------------------------------------
                         (Title of Class of Securities)


                                   433245107
                 ---------------------------------------------
                                (CUSIP Number)

                                    Copy to:
              Paul R. Wood                           James S. Rowe
     Madison Dearborn Partners, Inc.                Kirkland & Ellis
    Three Bank One Plaza, Suite 3800              200 E. Randolph Drive
       Chicago, Illinois 60602                   Chicago, Illinois 60601
              312/895-1000                            312/861-2000

--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               November 28, 2000
           ---------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

                              Page 1 of 15 Pages

--------------------------                              ---------------------
CUSIP No. 433245107                  13D                Page 2 of 15 Pages
          ---------                                          -    --
--------------------------                              ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Madison Dearborn Capital Partners, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A (See Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0 (See Item 5)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          11,225,628 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0 (See Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          11,225,628 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      11,225,628 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      50.9% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                             -------------------------
CUSIP No. 433245107                   13D           Page 3 of 15 Pages
          ---------                                      -    --
----------------------                             -------------------------

==============================================================================
 1    NAMES OF REPORTING PERSON

      Madison Dearborn Partners, L.P.

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      N/A
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            0 (See Item 5)

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                          11,225,628 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             0 (See Item 5)

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          11,225,628 (See Item 5)
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,225,628 (See Item 5)

------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      50.9% (See Item 5)
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
==============================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                   --------------------------
CUSIP NO. 433245 10 7                13D             Page 4 of 15 Pages
         -----------------                                -    --
------------------------------                   --------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1

      Madison Dearborn Capital Partners II, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,000,000 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,000,000 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,000,000 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                       [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.5% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                   --------------------------
CUSIP NO. 433245 10 7                13D             Page 5 of 15 Pages
         -----------------                                -    --
------------------------------                   --------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1

      Madison Dearborn Partners II, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,000,000 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,000,000 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,000,000 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                       [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.5% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                      --------------------------
CUSIP NO. 433245107                     13D            Page 6 of 15
          ---------                                         -    --
------------------------------                      --------------------------

==============================================================================
 1    NAME OF REPORTING PERSON


      Madison Dearborn Partners, Inc.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      N/A
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)
                                                                    [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          0 (See Item 5)
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             12,225,628 (See Item 5)
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          0 (See Item 5)
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          12,225,628 (See Item 5)
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      12,225,628 (See Item 5)
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      55.4% (See Item 5)
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
==============================================================================
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                           -------------------------
 CUSIP NO.433245107                  13D             Page 7 of 15 Pages
          ---------                                       -    --
------------------------                           -------------------------

==============================================================================
 1    NAME OF REPORTING PERSON

      Paul R.Wood

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [_]
                                                                     (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      N/A
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)                                         [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
------------------------------------------------------------------------------
     NUMBER OF       7    SOLE VOTING POWER

      SHARES              0 (See Item 5)
                   -----------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER

     OWNED BY             12,225,628 (See Item 5)
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             0 (See Item 5)
                   -----------------------------------------------------------
      PERSON         10   SHARED DISPOSITIVE POWER

       WITH               12,225,628 (See Item 5)
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      12,225,628 (See Item 5)
------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      55.4% (See Item 5)
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                -----------------------
CUSIP No. 433245107                  13D               Page 8 of 15 Pages
          ---------                                         -    --
-----------------------                                -----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Thomas R. Reusche'
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             12,225,628 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          12,225,628 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      12,225,628 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      55.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer:
          -------------------

               This statement relates to shares of common stock, par value $0.01 per share (the "Common Stock"), of Hines Horticulture, Inc. a Delaware corporation (the "Company"), with its principal executive offices at 12621 Jeffrey Road, Irvine, California 92620.

Item 2.   Identity and Background:
          -----------------------

               (a) This statement is being jointly filed by each of the following persons pursuant to Rule 13d-(1)(f) promulgated by the Securities Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) Madison Dearborn Capital Partners, L.P., a Delaware limited partnership ("MDCP, L.P."), by virtue of its direct beneficial ownership of 11,225,628 shares of Common Stock; (ii) Madison Dearborn Partners, L.P., a Delaware limited partnership ("MDP, L.P."), by virtue of its being the general partner of MDCP, L.P.; (iii) Madison Dearborn Capital Partners II, L.P., a Delaware limited partnership ("MDCP II, L.P."), by virtue of its direct beneficial ownership of 1,000,000 shares of Common Stock; (iv) Madison Dearborn Partners II, L.P., a Delaware limited partnership ("MDP II, L.P."), by virtue of its being the general partner of MDCP II, L.P.; (v) Madison Dearborn Partners, Inc., a Delaware corporation ("MDP, Inc."), by virtue of its being the general partner of MDP, L.P. and the general partner of MDP II, L.P.; (vi) Paul R. Wood, an individual, by virtue of his being a Managing Director of MDP, Inc. ("Wood"); and (vii) Thomas R. Reusche, an individual, by virtue of his being a Managing Director of MDP, Inc. ("Reusche"), all of whom are collectively referred to as the "Reporting Persons." The Reporting Persons have entered into a Joint Filing Agreement, dated as of October 14, 1998, a copy of which is filed with this statement as Exhibit A (which is hereby
                                                   ---------
     incorporated by reference), pursuant to which the Reporting Persons have agreed to file this amendment jointly in accordance with the provisions of Rule 13d-1 (f)(1) under the Act.

          Certain information required by this Item 2 concerning the executive officers and the directors of MDP, Inc., is set forth on Schedule A
                                                              ----------
     attached hereto, which is incorporated herein by reference.

          The Reporting persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

               (b) The address of the principal business and principal office of the Reporting Persons and the persons named on Schedule A is c/o Madison Dearborn Partners, Inc., Three Bank One Plaza, Suite 3800, Chicago, IL 60602.

               (c)  The Reporting Persons and the persons named on Schedule A
                                                                   ----------
     are engaged in the private equity investment business.

               (d) During the last five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A to this statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) During the last five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A to this statement,

                              Page 9 of 15 Pages
     was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) The Reporting Persons believe that all persons named in Schedule A to this statement are citizens of the United States.

Item 3.   Sources and Amount of Funds or Other Consideration:
          --------------------------------------------------

          This Amendment relates to the acquisition by MDCP, L.P. of a warrant to purchase 440,000 shares of Common Stock. The warrant was issued in exchange for the guarantee by MDCP, L.P. of the Company's obligations under a new revolver under the Company's senior credit facility, as described under Item 4 below.

Item 4.   Purpose of Transaction:
          ----------------------

          On November 28, 2000, the Company's wholly owned subsidiary, Hines Nurseries, Inc., amended the terms of its senior credit facility to provide for an additional $30 million in revolving loan commitments. These borrowings were guaranteed by MDCP, L.P. In exchange for this guaranty, MDCP, L.P. received warrants to purchase 440,000 shares of the Company's Common Stock. The warrants are exercisable at any time prior to December 31, 2005 at an exercise price of $3.50 per share. If MDCP, L.P. is required to make any payments under the guaranty, MDCP, L.P. will be entitled to receive additional warrants to purchase a number of shares of the Company's Common Stock equal to the amount of such payment divided by the then current market price of the Common Stock. These additional warrants would be exercisable any time prior to December 31, 2005 at an exercise price equal to the market price of the Common Stock on the date of issuance of the additional warrants. The Reporting Persons are filing this amended
     Schedule 13D to reflect the increase in he number of shares of Common Stock indirectly beneficially owned by MDP, Inc. from 53.4% to 55.4% of the outstanding Common Stock.

          Depending on market conditions and other factors, including evaluation of the Company's business and prospects, ability to dispose of the shares to a third party, ability to dispose of shares in the market, availability of funds, alternative uses of funds and general economic conditions, MDCP, L.P. (as well as MDCP II, L.P.) may from time to time purchase additional securities of the Company or dispose of all or a portion of its investment in the Company and the Company may engage in activities of the type described below. The transaction reported in this amended Schedule 13D was not in furtherance of any plan or proposal which relates to or would result in any transaction described below.

          Other than as described above or as specifically described below, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named on Schedule A to this statement, has any present plans or
                          ----------
     proposals which relate to or would result in any of the events enumerated below.

          (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company.

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries.

                             Pages 10 of 15 Pages

          (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries.

          (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

               The Company's board of directors currently consists of six persons. One vacancy exists on the Company's board of directors due to the recent resignation of one of its directors. It is the Reporting Persons' understanding that the board of directors will fill this vacancy by a majority vote of the board of directors with a nominee who meets The Nasdaq National Market's ("Nasdaq") requirements for independent directors (as defined in Nasdaq's Marketplace Rules). The Reporting Persons are also aware that Nasaq's Marketplace Rules require that the Company appoint a third independent director no later than June 14, 2001.

          (e) Any material change in the present capitalization or dividend policy of the Company.

          (f) Any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940.

          (g) Changes to the Company's charter, bylaws or instruments corresponding thereto or other actions which may further impede the acquisition of control of the Company by any person.

          (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association.

          (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended.

          (j)  Any action similar to any of those enumerated above.

Item 5.   Interest In Securities of the Issuer:
          ------------------------------------

     (a)-(b) As of November 28, 2000, MDCP, L.P. has the shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 11,225,628 shares of Common Stock, constituting approximately 50.9% of the outstanding Common Stock of the Company MDP, L.P., as the general partner of MDCP, L.P., and MDP, Inc., as the general partner of MDP, L.P., may be deemed to have the shared power to vote and dispose of the 11,225,628 shares of Common Stock held by MDCP, L.P.

          In addition, as of November 28, 2000, MDCP II, L.P. has the shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 1,000,000 shares of Common Stock, constituting 4.5% of the outstanding Common Stock of the Company. MDP II, L.P., as the general partner of MDCP, L.P., and MDP, Inc., as the

                              Page 11 of 15 Pages
     general partner of MDP, L.P., may be deemed to have the shared power to vote and dispose of the 1,000,000 shares of Common Stock held by MDCP II, L.P.

          MDP, Inc. therefore has the shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of a total of 12,225,628 shares of Common Stock, constituting 55.4% of the outstanding Common Stock of the Company. As Managing Directors of MDP, Inc. and directors of the Company, Wood and Reusche may be deemed, in such capacity, to share the power to vote and to dispose of the shares of Common Stock held by MDCP, L.P. and MDCP II, L.P.

          Pursuant to Rule 13d-5(b)(1) under the Exchange Act, each of the Reporting Persons may be deemed as members of a "group" to have beneficial ownership of 12,225,628 shares of Common Stock, the aggregate number of shares of Common Stock held by MDCP, L.P. and MDCP II, L.P., representing approximately 55.4% of the outstanding Common Stock. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

          The filing of this Schedule 13D by MDP, Inc., MDP, L.P., MDCP, L.P., MDP II, L.P., MDCP II, L.P., Wood and Reusche shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any shares in which such Reporting Persons do not have a pecuniary interest.

          All of the percentage calculated in this Schedule 13D are based upon an aggregate of 22,072,549 shares of Common Stock outstanding as of October 31, 2000, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarter ending September 30, 2000.

     (c)  See reponses to Item 3 and 4 of this Statement.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer:
          ---------------------------

          None.

Item 7.   Material to be Filed As Exhibits:
          --------------------------------

          Exhibit A -- Agreement Re Joint Filing of Schedule 13D.

                              Page 12 of 15 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this amendment is true, complete and correct.

Date: January 18, 2001

                                    MADISON DEARBORN CAPITAL
                                    PARTNERS, L.P.

                                    By:  Madison Dearborn Partners, L.P.
                                    Its: General Partner

                                    By:  Madison Dearborn Partners, Inc.
                                    Its: General Partner

                                    By:  /s/ Paul R. Wood
                                       ---------------------------------
                                         Paul R. Wood, Managing Director

                                    MADISON DEARBORN CAPITAL
                                    PARTNERS II, L.P.

                                    By:  Madison Dearborn Partners II, L.P.
                                    Its: General Partner

                                    By:  Madison Dearborn Partners, Inc.
                                    Its: General Partner

                                    By:  /s/ Paul R. Wood
                                       ---------------------------------
                                         Paul R. Wood, Managing Director

                                    MADISON DEARBORN PARTNERS, L.P.

                                    By:  Madison Dearborn Partners, Inc.
                                    Its: General Partner

                                    By:  /s/ Paul R. Wood
                                       ---------------------------------
                                         Paul R. Wood, Managing Director


                              Page 13 of 15 Pages

                                         MADISON DEARBORN PARTNERS II,
                                         L.P.

                                         By:  Madison Dearborn, Inc.
                                         Its: General Partner

                                                 Paul R. Wood
                                         By: --------------------------------
                                             /s/ Paul R. Wood, Managing Director



                                         MADISON DEARBORN PARTNERS,
                                         INC.

                                                 Paul R. Wood
                                         By: --------------------------------
                                             /s/ Paul R. Wood, Managing Director


                                                 Paul R. Wood
                                             --------------------------------
                                             /s/ Paul R. Wood

                                                 Thomas R.Reusche
                                             --------------------------------
                                             /s/ Thomas R.Reusche


                             Page 14 of 15 Pages

                                  Schedule A
                                  ----------


The following individuals are executive officers of Madison Dearborn Partners, Inc., the general partner of Madison Dearborn Partners, L.P. and Madison Dearborn Partners II, L.P., which are the general partners of Madison Dearborn Capital Partners, L.P. and Madison Dearborn Capital Partners II, L.P., respectively; Paul R. Wood, Thomas R. Reusche, David F. Mosher, Gary J. Little, John Canning, Jr., Paul Finnegan, Samuel Mencoff, William J. Hunckler III, James Perry, Jr., Justin Huscher, Benjamin Chereskin, Timothy Sullivan, Nicholas Alexos, Mary E. Secrist, Michael J. Wilson, Katherine M. Kloss, Mary E. Jordan and Thomas E. McDonough. John Canning, Jr. is also the sole director of MDP, Inc.

                             Page 15 of 15 Pages